SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTHS OF DECEMBER 2001 THROUGH MARCH 2002

TELEMIG CELULAR PARTICIPAÇÕES S.A.

(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY

(Translation of Registrant's name into English)

SCN Quadra 03-Bloco A-SL
Brasilia, DF 70713-000
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __x__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __x__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

TELEMIG CELULAR PARTICIPAÇÕES S/A

By: ______________________________
Name: João Cox Neto
Title: Chief Financial Officer and
Market Relations Executive Officer

Date: April 3, 2002

EXHIBIT 1

Telemig Celular

TELEMIG CELULAR PARTICIPAÇÕES S.A.

João Cox
Chief Financial Officer
Jcox@telepart.com.br
(55 61) 429 - 5600

Leonardo Dias
Investor Relations Manager
Ldias@telepart.com.br
(55 61) 429 - 5673

THOMSON FINANCIAL

Isabel Vieira
Vice President
Isabel.vieira@tfn.com
(212) 701-1823

Richard Marte
Manager
Richard.marte@tfn.com
(212) 701-1812

TMB LISTED NYSE

BOVESPA

TELEMIG CELULAR PARTICIPAÇÕES S.A. REPORTS FOURTH QUARTER AND YEAR-END 2001 RESULTS

- ***EBITDA margin of 47% of service revenues for the year (51% increase y-o-y)***
- ***Client base increased by 35% year-over-year***
- ***Net service revenues increased by 31% year-over-year***
- ***Positive free cash flow of R$28.4 million for the year***

Brasília, March 27, 2002 – Telemig Celular Participações S.A. (BOVESPA: TMCP3 (Common)/TMCP4 (Preferred); NYSE: TMB), the holding company of the provider of cellular telecommunications services in the State of Minas Gerais, today announced its fourth quarter and year-end 2001 results. The Company registered 138,922 new customers for the quarter, increasing the client base to 1,670,146. EBITDA reached R$108.9 million in 4Q01, representing 52.2% of service revenues. For year-end 2001, EBITDA was R$370.2 million or 46.6% of service revenues.

Operating Highlights:

138,922 new customers in 4Q01

The Company's customer base reached 1,670,146 during the fourth quarter, a 9% increase over the previous quarter. Year-over-year, this represents a 35% increase in the client base. Net additions amounted to 138,922 for the quarter, an increase of 37% when compared to the 101,278 registered for the previous quarter.

For the fourth quarter of 2001, net additions for postpaid and prepaid customers were 1,145 and 137,777, respectively.

Client Base *(in thousands)*


522
719
590
731
677
753
786
745
924
746
4Q00
1Q01
2Q01
3Q01
4Q01
Postpaid
Prepaid

Net service revenues increased by 31% year-over-year

Total net revenues for the quarter were R$228.0 million, slightly higher when compared to the 3Q01. Net service revenues increased 3% over the previous quarter, totaling R$208.8 million. Net equipment revenues totaled R$19.2 million, a decrease of 11% when compared to the previous quarter. This decrease is explained by the lower percentage of handsets sold in relation to the number of lines activated when compared to the previous quarter.

For the year, total net revenue was R$869.0 million, an increase of 24%

when compared to the previous year. Net service revenues were R$794.2 million in 2001, representing an increase of 31% when compared to the previous year, in-line with client base growth. Net equipment revenues totaled R$74.8 million in 2001, a decrease of 20% year-over-year. Cost of equipment for the year was R$81.6 million, also down 20% when compared to 2000.

Handset subsidies for the quarter amounted to R$1.1 million or R$4.2 per gross addition. For 2001, handset subsidies reached R$6.8 million or R$8.0 per gross addition.

Cost of services increased by 25% in 2001, reaching R$188.5 million

Cost of services for the 4Q01 totaled R$52.5 million, an increase of 10% when compared to the R$47.5 million reported for the previous quarter. This increase was mainly due to increased customer additions (higher FISTEL activation tax paid during the last quarter of the year), and to higher interconnection costs associated with increased traffic.

For 2001, cost of services reached R$188.5 million, an increase of 25% when compared to 2000. This increase is in-line with the 26% increase in outgoing traffic reported in 2001.

Selling and Marketing expenses for the quarter totaled R$45.6 million, an increase of R$3.0 million or 7% when compared to 3Q01. This increase can be attributed to higher commissions and marketing/advertising expenses related to Christmas season sales.

Customer acquisition cost decreased by 21% year-over-year

Customer acquisition cost for the fourth quarter of 2001 was R$129, in-line with the R$128 reported for the previous quarter. Year-over-year, customer acquisition cost decreased 21% from R$165 to R$131.

Retention costs for the 4Q01 represented 4.8% of net service revenues, compared to 5.4% in the 3Q01. Year-to-date, retention costs represented 4.6% of net service revenues.

Non-recurring events

General and administrative expenses were adjusted to reflect two non-recurring events: The first event was the reversal of a provision for a contingency related to a notification from the legal counsels of Telesystem International Wireless (TIW) of R$10.7 million (see page 8 for detailed information). The second event was a tax amnesty (R$8.3 million) obtained by the Company related to prepayment of ICMS installments. Thus, G&A expenses were reduced by R$19.0 million for the quarter. Excluding the aforementioned adjustments, G&A expenses totaled R$13.5 million, a decrease of 12% when compared to the previous quarter.

Bad debt remained low

Bad debt decreased over the previous quarter, totaling 3.0% of net service revenue. For 2001, bad debt was 3.6% of net service revenue, in-line with the previous year's level. When calculated against total net revenues, bad debt totaled 2.7% and 3.3% for the 4Q01 and for the full year, respectively.



Bad Debt (%)
3.9%
3.6%
3.6%
3.2%
3.9%
3.6%
3.0%
2.7%
1Q01
2Q01
3Q01
4Q01
% of net service revenues
% of total net revenues

Postpaid ARPU stable for the last 3 years

Postpaid MOU for 4Q01 totaled 179 compared to 173 registered for the previous quarter. Postpaid ARPU remained fairly stable at R$65 for the quarter compared to the R$67 registered in the previous quarter.

Prepaid MOU decreased to 77 from the 78 registered in the previous quarter. Prepaid ARPU was R$22, also in-line with the previous quarter.

Blended ARPU reached R$42, compared to the R$44 registered for the third quarter of 2001. Year-to-date, blended ARPU totaled R$45 compared to R$51 registered for year-end 2000. This decrease was expected as more prepaid customers were added to the Company's customer base.

Market share stable at 71%

Market share remained stable at 71% compared to the previous quarter. Gross sales share for 4Q01 was an estimated 67%.

EBITDA margin of 46.6% of service revenues for the year

EBITDA and EBITDA margin (excluding handsets) for the fourth quarter of 2001 reached R$108.9 million and 52.2%, respectively, compared to the R$88.2 million and 43.3% registered for the previous quarter. On a year-to-date basis, EBITDA and EBITDA margin reached R$370.2 million and 46.6%, respectively. Compared to the previous year, EBITDA registered an impressive increase of 51%.



EBITDA (R$ mm)
45.6%
45.1%
43.3%
52.2%
84.7
88.3
88.2
108.9
1Q01
2Q01
3Q01
4Q01
EBITDA
EBITDA Margin

For the year 2001, depreciation and amortization reached R$173.1 million, an increase of 16% when compared to the R$148.9 million recorded in the previous year.

Net income increased by 130% year-over-year

Net income for the 4Q01 was positively impacted by a foreign exchange gain, totaling R$51.2 million. For 2001, net income was R$90.0 million, a significant growth of 130% when compared to the previous year. Net income for the year was R$5.347 per ADS (R$0.267 per thousand shares).

Investments totaled R$241.1 million in 2001

During the fourth quarter of 2001, Telemig Celular's capital expenditures were R$66.7 million. Year-to-date investments totaled R$241.1 million compared to the R$229.0 million recorded in 2000. As of December 31, 2001, 96% of the Company's clients were on the digital network, representing 88% of total traffic.

Positive free cash flow

Free cash flow for the year equaled a positive R$28.4 million. It is worth noting that 2001 was the first year that the Company managed to attain positive free cash flow.

Total debt reached R$680.4 million at year-end

As of December 31, 2001, total debt was R$680.4 million, with 61% denominated in US Dollars, of which 72% is hedged. The Company's indebtedness is partially offset by cash and cash equivalents (R$ 417.3 million) and accounts receivable from hedging operations (R$ 5.7 million), resulting in a net debt of R$257.4 million.

Financial ratios

Ratios	4Q00	3Q01	4Q01
Net Debt/EBITDA (1) =	0.8	0.8	0.7
Net Debt/Total Assets =	14%	16%	16%
Interest Coverage Ratio (1) =	5.2	7.6	6.0
Current Liquidity Ratio =	2.0	2.8	2.7

(1) Last twelve months

Interconnection tariff increase

On February 1, 2002, the Company adjusted its interconnection rates (TU-M) from R$0.2870 to R$0.3161 per minute, representing a 10% increase.

Outlook

For the first quarter of 2002, Telemig Celular expects to keep gross sales share over 60%. The Company expects slower growth in the client base and a sales mix resembling that of the 4Q01. ARPUs should remain stable for both postpaid and prepaid customers.

Telemig Celular expects mobile penetration, within the Company's concession area, to increase from the current level of slightly above 14% to 17%-18% by year-end.

Total capital expenditures for the year are expected to reach R$170 million. (*Note that this estimate does not include any capital expenditures associated with network upgrades*).

Additional information can be found at:

http://www.telemigholding.com.br

OPERATIONAL DATA

	2000		2001					Var. %
	4th Quarter	YTD	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	YTD	(3rd/4th)
Licensed Pops (in millions)	16.0	16.0	16.3	16.3	16.3	16.3	16.3	0%
Clients	1,240,709	1,240,709	1,321,493	1,429,946	1,531,224	1,670,146	1,670,146	9%
Postpaid	718,945	718,945	731,304	753,161	744,925	746,070	746,070	0%
Prepaid	521,764	521,764	590,189	676,785	786,299	924,076	924,076	18%
MOU Incoming								
Postpaid	91	94	79	81	81	79	80	-2%
Prepaid	75	78	64	64	64	62	63	-4%
MOU Outgoing								
Postpaid	99	97	92	90	93	100	94	8%
Prepaid	15	13	13	13	14	15	14	13%
Average Revenue per User (ARPU)	50	51	47	46	44	42	45	-5%
Postpaid	67	67	67	67	67	65	66	-2%
Prepaid	24	23	21	21	22	22	22	2%
Churn annualized - %	25.3%	25.4%	25.4%	28.4%	34.1%	30.3%	29.7%	-11%
Cost of Acquisition (R$)	158	165	150	122	128	129	131	1%
CAPEX (R$ millions)	82.1	229.0	39.0	66.5	68.9	66.7	241.1	-3%
Service Revenues								
Monthly Fee (R$ millions)	37,458	135,859	42,314	43,335	43,334	47,012	175,995	8%
Outgoing Traffic (R$ millions)	63,200	223,597	59,751	62,157	62,684	62,575	247,167	0%
Incoming Traffic (R$ millions)	69,296	224,692	76,122	82,739	89,642	91,627	340,130	2%
Other (R$ millions)	4,256	22,812	7,618	7,639	8,056	7,613	30,926	-6%
TOTAL	174,210	606,960	185,805	195,870	203,716	208,827	794,218	3%
Total Outgoing Traffic (Million of Minutes)	219.2	749.4	220.3	224.8	238.3	262.8	946.1	10%
Total Incoming Traffic (Million of Minutes)	284.0	1003.8	277.3	300.8	322.3	336.4	1236.7	4%
Headcount	1,656	1,656	1,584	1,662	1,831	2,014	2,014	10%
Market Share	73%	73%	72%	72%	71%	71%	71%	0%

INCOME STATEMENT – in accordance with BR GAAP

(In R$ 000)

	2000		2001					Var. %
	4th Quarter*	YTD*	1st Quarter*	2nd Quarter*	3rd Quarter	4th Quarter	YTD	(3rd/4th)
Service Revenues - GROSS	218,669	759,417	237,664	253,717	261,756	265,195	1,018,332	*1%*
Equipment Revenues - GROSS	40,768	113,842	18,393	24,137	26,082	23,287	91,899	*-11%*
Total Revenues - GROSS	259.437	873.259	256.057	277.854	287.838	288.482	1.110.231	*0%*
Taxes	(51,787)	(172,871)	(56,119)	(61,981)	(62,624)	(60,497)	(241,221)	*-3%*
Service Revenues - NET	174.210	606.962	185.805	195.870	203.716	208.826	794.217	*3%*
Equipment Revenues - NET	33,440	93,426	14,133	20,003	21,498	19,159	74,793	*-11%*
Total Revenues - NET	207.650	700.388	199.938	215.873	225.214	227.985	869.010	*1%*
Cost of Services	48,328	151,021	44,143	44,307	47,547	52,498	188,495	*10%*
Cost of Equipment	40,251	101,919	14,304	23,459	23,598	20,245	81,606	*-14%*
Selling & Marketing Expenses	45,331	138,240	35,132	38,744	42,592	45,583	162,051	*7%*
Bad Debt Expense	5,836	21,556	7,230	6,982	7,955	6,236	28,403	*-22%*
General & Administrative Expenses	(2,809)	42,907	14,383	14,093	15,293	(5,525)	38,244	*-136%*
EBITDA	70,713	244,745	84,746	88,288	88,229	108,948	370,211	*23%*
%	40.6%	40.3%	45.6%	45.1%	43.3%	52.2%	46.6%	*20%*
Depreciation & Amortization	40,517	148,936	42,789	42,575	42,920	44,828	173,112	*4%*
Interest Expense**	12,795	50,515	15,121	13,537	22,359	6,863	57,880	*-69%*
Interest Income	(8,057)	(31,408)	(23,005)	(22,786)	(55,120)	30,378	(70,533)	*-155%*
Foreign Exchange Loss	16,420	24,443	29,281	25,783	68,482	(63,261)	60,285	*-192%*
Others	2,510	5,050	1,876	2,134	2,226	2,170	8,406	*-3%*
Income Taxes	(2,067)	(2,295)	2,910	5,998	(2,921)	25,810	31,797	*-984%*
Minority Interests	4,271	10,320	1,834	3,976	2,555	10,913	19,278	*327%*
Net Income	4,324	39,184	13,940	17,071	7,728	51,247	89,987	*563%*
Earnings per thousand shares (R$)	0.013	0.117	0.042	0.051	0.023	0.152	0.267	*563%*
Earnings per ADS (R$)	0.258	2.341	0.833	1.014	0.459	3.045	5.347	*563%*

** Adjusted figures.*

*** Interest paid: 4Q00 - R$9,296 thousand; 1Q01 - R$5,437 thousand; 2Q01 - R$20,677 thousand; 3Q01 - R$8,455 thousand; and, 4Q01 - R$27,242 thousand.*

BALANCE SHEET – in accordance with BR GAAP

(in R$ 000)

	Q4-2001	Q3-2001		Q4-2001	Q3-2001
Current Assets			**Current Liabilities**		
Cash & cash equivalents	417,302	425,127	Loans & Financing	71,144	66,545
Accounts Receivable	107,931	107,837	Loan Interest	8,017	19,933
Taxes Receivable	41,342	62,803	Suppliers	36,886	44,383
Other Assets	29,741	31,143	Taxes Payable	26,885	41,231
	596,316	**626,910**	Dividends	32,966	7,104
			Other Current Liabilities	47,550	43,933
				223,448	**223,129**
Long-term Assets	**222,241**	**279,975**	**Loans & Financing**	**609,254**	**681,873**
Deferred Assets	-	-	**Other Long-term Liabilities**	**17,499**	**42,059**
Plant & Equipment	**830,262**	**803,072**	**Minority Interest**	**84,303**	**74,880**
			Shareholders' Equity	**714,315**	**688,016**
	1,648,819	1,709,957		1,648,819	1,709,957

NOTES TO THE HOLDING COMPANY AND CONSOLIDATED FINANCIAL STATEMENTS

Provision for Contingencies

Notification - TIW

On March 26, 2001, the Company received a Notification from the legal counsels of Telesystem International Wireless - TIW, an indirect shareholder of the Company, claiming reimbursement of certain payments contained in the notification. Considering the imminent legal claim, Management decided to record a provision for this contingency at the December 31, 2000 financial statements. During 2001, Management has analyzed the allegations of the Notification and consulted legal counsels whether TIW has the rights on such alleged credits as well as on the chances of TIW's success in a judicial demand. The consensus from several lawyers was that TIW had a very weak case and if TIW decided to take the claim to court, its chances of success were remote. Based upon these legal opinions, Management decided to reverse the provision, amounting to R$ 10.695 (R$ 7.166, net of tax effect) against the 2001 P&L.

GLOSSARY OF KEY INDICATORS

I) Average Customers

a) Average customers – monthly

$$\frac{\text{Sum of customers at the beginning and the end of the month}}{2}$$

b) Average customers – quarterly and year to date

$$\frac{\text{Sum of the average customers for each month of the period}}{\text{Number of months in the period}}$$

II) Churn Rate (Annualized)

a) Churn % quarterly

$$\frac{\text{Sum of deactivations / Sum of average monthly opening customers for the 3 months}}{3} \times 12$$

b) Churn % - year to date

$$\frac{\text{YTD deactivations / Sum of avg monthly opening customers since beginning of the year}}{\text{Number of months in the period}} \times 12$$

III) MOU – Minutes of Use (Monthly)

$$\frac{\text{Number of total billable minutes for the period / Average customers for the period}}{\text{Number of months in the periods}}$$

IV) ARPU – Average Revenue per User

$$\frac{\text{Net service revenues for the period (excluding roaming-in revenues)}}{\text{Average customers for the period}}$$

V) Customer Acquisition Cost

(Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing), Commissions, Handsets subsidies, Advertising and promotions, FISTEL tax (activation tax), less Activation fee for the period)
divided by
Number of gross activations in the period

VI) Free Cash Flow

Free Cash Flow = (EBITDA – CAPEX – Taxes – Net Financial Expenses* – Minority Interests – Working Capital Variation)

** Considers interest paid.*

VII) Working Capital Variation

Working Capital Variation = (Δ Current Assets – Δ Cash & Cash Equivalents) – (Δ Current Liabilities – Δ Short Term Loans and Financing - Δ Loan Interest - Δ Dividends)

VIII) Interest Coverage Ratio

Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio

Current Liquidity Ratio = Current Assets / Current Liabilities

EXHIBIT 2

THE FOLLOWING PRESS RELEASE WAS ISSUED WITH CERTAIN ERRORS IN THE INCOME STATEMENT AND BALANCE SHEET INFORMATION.

THIS PRESS RELEASE WAS SUPERSEDED BY THE PRESS RELEASE INCLUDED HEREIN AS EXHIBIT 1

TELEMIG CELULAR PARTICIPAÇÕES S.A.

Telemig Celular

João Cox
Chief Financial Officer
Jcox@telepart.com.br
(55 61) 429 - 5600

Leonardo Dias
Investor Relations Manager
Ldias@telepart.com.br
(55 61) 429 - 5673

THOMSON FINANCIAL

Isabel Vieira
Vice President
Isabel.vieira@tfn.com
(212) 701-1823

Richard Marte
Manager
Richard.marte@tfn.com
(212) 701-1812

TMB LISTED NYSE.

BOVESPA

TELEMIG CELULAR PARTICIPAÇÕES S.A. REPORTS FOURTH QUARTER AND YEAR-END 2001 RESULTS

- ***EBITDA margin of 47% of service revenues for the year (51% increase y-o-y)***
- ***Client base increased by 35% year-over-year***
- ***Net service revenues increased by 31% year-over-year***
- ***Positive free cash flow of R$28.4 million for the year***

Brasília, March 27, 2002 – Telemig Celular Participações S.A. (BOVESPA: TMCP3 (Common)/TMCP4 (Preferred); NYSE: TMB), the holding company of the provider of cellular telecommunications services in the State of Minas Gerais, today announced its fourth quarter and year-end 2001 results. The Company registered 138,922 new customers for the quarter, increasing the client base to 1,670,146. EBITDA reached R$108.9 million in 4Q01, representing 52.2% of service revenues. For year-end 2001, EBITDA was R$370.2 million or 46.6% of service revenues.

Operating Highlights:

138,922 new customers in 4Q01

The Company's customer base reached 1,670,146 during the fourth quarter, a 9% increase over the previous quarter. Year-over-year, this represents a 35% increase in the client base. Net additions amounted to 138,922 for the quarter, an increase of 37% when compared to the 101,278 registered for the previous quarter.

For the fourth quarter of 2001, net additions for postpaid and prepaid customers were 1,145 and 137,777, respectively.

Client Base (in thousands)


522
590
677
786
924
719
731
753
745
746
4Q00
1Q01
2Q01
3Q01
4Q01
Postpaid
Prepaid

Net service revenues increased by 31% year-over-year

Total net revenues for the quarter were R$228.0 million, slightly higher when compared to the 3Q01. Net service revenues increased 3% over the previous quarter, totaling R$208.8 million. Net equipment revenues totaled R$19.2 million, a decrease of 11% when compared to the previous quarter. This decrease is explained by the lower percentage of handsets sold in relation to the number of lines activated when compared to the previous quarter.

For the year, total net revenue was R$869.0 million, an increase of 24%

when compared to the previous year. Net service revenues were R$794.2 million in 2001, representing an increase of 31% when compared to the previous year, in-line with client base growth. Net equipment revenues totaled R$74.8 million in 2001, a decrease of 20% year-over-year. Cost of equipment for the year was R$81.6 million, also down 20% when compared to 2000.

Handset subsidies for the quarter amounted to R$1.1 million or R$4.2 per gross addition. For 2001, handset subsidies reached R$6.8 million or R$8.0 per gross addition.

Cost of services increased by 25% in 2001, reaching R$188.5 million

Cost of services for the 4Q01 totaled R$52.5 million, an increase of 10% when compared to the R$47.5 million reported for the previous quarter. This increase was mainly due to increased customer additions (higher FISTEL activation tax paid during the last quarter of the year), and to higher interconnection costs associated with increased traffic.

For 2001, cost of services reached R$188.5 million, an increase of 25% when compared to 2000. This increase is in-line with the 26% increase in outgoing traffic reported in 2001.

Selling and Marketing expenses for the quarter totaled R$45.6 million, an increase of R$3.0 million or 7% when compared to 3Q01. This increase can be attributed to higher commissions and marketing/advertising expenses related to Christmas season sales.

Customer acquisition cost decreased by 21% year-over-year

Customer acquisition cost for the fourth quarter of 2001 was R$129, in-line with the R$128 reported for the previous quarter. Year-over-year, customer acquisition cost decreased 21% from R$165 to R$131.

Retention costs for the 4Q01 represented 4.8% of net service revenues, compared to 5.4% in the 3Q01. Year-to-date, retention costs represented 4.6% of net service revenues.

Non-recurring events

General and administrative expenses were adjusted to reflect two non-recurring events: The first event was the reversal of a provision for a contingency related to a notification from the legal counsels of Telesystem International Wireless (TIW) of R$10.7 million (see page 8 for detailed information). The second event was a tax amnesty (R$8.3 million) obtained by the Company related to prepayment of ICMS installments. Thus, G&A expenses were reduced by R$19.0 million for the quarter. Excluding the aforementioned adjustments, G&A expenses totaled R$13.5 million, a decrease of 12% when compared to the previous quarter.

Bad debt remained low

Bad debt decreased over the previous quarter, totaling 3.0% of net service revenue. For 2001, bad debt was 3.6% of net service revenue, in-line with the previous year's level. When calculated against total net revenues, bad debt totaled 2.7% and 3.3% for the 4Q01 and for the full year, respectively.


Bad Debt (%)
3.9%
3.6%
3.6%
3.2%
3.9%
3.6%
3.0%
2.7%
1Q01
2Q01
3Q01
4Q01
% of net service revenues
% of total net revenues

Postpaid ARPU stable for the last 3 years

Postpaid MOU for 4Q01 totaled 179 compared to 173 registered for the previous quarter. Postpaid ARPU remained fairly stable at R$65 for the quarter compared to the R$67 registered in the previous quarter.

Prepaid MOU decreased to 77 from the 78 registered in the previous quarter. Prepaid ARPU was R$22, also in-line with the previous quarter.

Blended ARPU reached R$42, compared to the R$44 registered for the third quarter of 2001. Year-to-date, blended ARPU totaled R$45 compared to R$51 registered for year-end 2000. This decrease was expected as more prepaid customers were added to the Company's customer base.

Market share stable at 71%

Market share remained stable at 71% compared to the previous quarter. Gross sales share for 4Q01 was an estimated 67%.

EBITDA margin of 46.6% of service revenues for the year

EBITDA and EBITDA margin (excluding handsets) for the fourth quarter of 2001 reached R$108.9 million and 52.2%, respectively, compared to the R$88.2 million and 43.3% registered for the previous quarter. On a year-to-date basis, EBITDA and EBITDA margin reached R$370.2 million and 46.6%, respectively. Compared to the previous year, EBITDA registered an impressive increase of 51%.


EBITDA (R$ mm)
45.6%
45.1%
43.3%
52.2%
84.7
88.3
88.2
108.9
1Q01
2Q01
3Q01
4Q01
EBITDA
EBITDA Margin

For the year 2001, depreciation and amortization reached R$173.1 million, an increase of 16% when compared to the R$148.9 million recorded in the previous year.

Net income increased by 131% year-over-year

Net income for the 4Q01 was positively impacted by a foreign exchange gain, totaling R$51.9 million. For 2001, net income was R$90.7 million, a significant growth of 131% when compared to the previous year. Net income for the year was R$5.389 per ADS (R$0.269 per thousand shares).

Investments totaled R$241.1 million in 2001

During the fourth quarter of 2001, Telemig Celular's capital expenditures were R$66.7 million. Year-to-date investments totaled R$241.1 million compared to the R$229.0 million recorded in 2000. As of December 31, 2001, 96% of the Company's clients were on the digital network, representing 88% of total traffic.

Positive free cash flow

Free cash flow for the year equaled a positive R$28.4 million. It is worth noting that 2001 was the first year that the Company managed to attain positive free cash flow.

Total debt reached R$680.4 million at year-end

As of December 31, 2001, total debt was R$680.4 million, with 61% denominated in US Dollars, of which 72% is hedged. The Company's indebtedness is partially offset by cash and cash equivalents (R$ 417.3 million) and accounts receivable from hedging operations (R$ 5.7 million), resulting in a net debt of R$257.4 million.

Financial ratios

Ratios	4Q00	3Q01	4Q01
Net Debt/EBITDA (1) =	0.8	0.8	0.7
Net Debt/Total Assets =	14%	16%	16%
Interest Coverage Ratio (1) =	5.2	7.6	6.0
Current Liquidity Ratio =	2.0	2.8	3.0

(1) Last twelve months

Interconnection tariff increase

On February 1, 2002, the Company adjusted its interconnection rates (TU-M) from R$0.2870 to R$0.3161 per minute, representing a 10% increase.

Outlook

For the first quarter of 2002, Telemig Celular expects to keep gross sales share over 60%. The Company expects slower growth in the client base and a sales mix resembling that of the 4Q01. ARPUs should remain stable for both postpaid and prepaid customers.

Telemig Celular expects mobile penetration, within the Company's concession area, to increase from the current level of slightly above 14% to 17%-18% by year-end.

Total capital expenditures for the year are expected to reach R$170 million. (*Note that this estimate does not include any capital expenditures associated with network upgrades*).

Additional information can be found at:

http://www.telemigholding.com.br

OPERATIONAL DATA

	2000		2001					Var. %
	4th Quarter	YTD	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	YTD	(3rd/4th)
Licensed Pops (in millions)	16.0	16.0	16.3	16.3	16.3	16.3	16.3	0%
Clients	1,240,709	1,240,709	1,321,493	1,429,946	1,531,224	1,670,146	1,670,146	9%
Postpaid	718,945	718,945	731,304	753,161	744,925	746,070	746,070	0%
Prepaid	521,764	521,764	590,189	676,785	786,299	924,076	924,076	18%
MOU Incoming								
Postpaid	91	94	79	81	81	79	80	-2%
Prepaid	75	78	64	64	64	62	63	-4%
MOU Outgoing								
Postpaid	99	97	92	90	93	100	94	8%
Prepaid	15	13	13	13	14	15	14	13%
Average Revenue per User (ARPU)	50	51	47	46	44	42	45	-5%
Postpaid	67	67	67	67	67	65	66	-2%
Prepaid	24	23	21	21	22	22	22	2%
Churn annualized - %	25.3%	25.4%	25.4%	28.4%	34.1%	30.3%	29.7%	-11%
Cost of Acquisition (R$)	158	165	150	122	128	129	131	1%
CAPEX (R$ millions)	82.1	229.0	39.0	66.5	68.9	66.7	241.1	-3%
Service Revenues								
Monthly Fee (R$ millions)	37,458	135,859	42,314	43,335	43,334	47,012	175,995	8%
Outgoing Traffic (R$ millions)	63,200	223,597	59,751	62,157	62,684	62,575	247,167	0%
Incoming Traffic (R$ millions)	*69,296*	*224,692*	*76,122*	*82,739*	*89,642*	*91,627*	*340,130*	*2%*
Other (R$ millions)	4,256	22,812	7,618	7,639	8,056	7,613	30,926	-6%
TOTAL	174,210	606,960	185,805	195,870	203,716	208,827	794,218	3%
Total Outgoing Traffic (Million of Minutes)	219.2	749.4	220.3	224.8	238.3	262.8	946.1	10%
Total Incoming Traffic (Million of Minutes)	284.0	1003.8	277.3	300.8	322.3	336.4	1236.7	4%
Headcount	1,656	1,656	1,584	1,662	1,831	2,014	2,014	10%
Market Share	73%	73%	72%	72%	71%	71%	71%	0%

INCOME STATEMENT – in accordance with BR GAAP

(in R$ 000)

	2000		2001					Var. %
	4th Quarter*	YTD*	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	YTD	(3rd /4th)
Service Revenues - GROSS	218,669	759,417	237,664	253,717	261,756	265,195	1,018,332	1%
Equipment Revenues - GROSS	40,768	113,842	18,393	24,137	26,082	23,287	91,899	-11%
Total Revenues - GROSS	259.437	873.259	256.057	277.854	287.838	288.482	1.110.231	0%
Taxes	(51,787)	(172,871)	(56,119)	(61,981)	(62,624)	(60,497)	(241,221)	-3%
Service Revenues - NET	174,210	606,962	185,805	195,870	203,716	208,826	794,217	3%
Equipment Revenues - NET	33,440	93,426	14,133	20,003	21,498	19,159	74,793	-11%
Total Revenues - NET	207,650	700,388	199,938	215,873	225,214	227,985	869,010	1%
Cost of Services	48,328	151,021	44,143	44,307	47,547	52,498	188,495	10%
Cost of Equipment	40,251	101,919	14,304	23,459	23,598	20,245	81,606	-14%
Selling & Marketing Expenses	45,331	138,240	35,132	38,744	42,592	45,583	162,051	7%
Bad Debt Expense	5,836	21,556	7,230	6,982	7,955	6,236	28,403	-22%
General & Administrative Expenses	(2,809)	42,907	14,383	14,093	15,293	(5,525)	38,244	-136%
EBITDA	70,713	244,745	84,746	88,288	88,229	108,948	370,211	23%
%	40.6%	40.3%	45.6%	45.1%	43.3%	52.2%	46.6%	20%
Depreciation & Amortization	40,517	148,936	42,789	42,575	42,920	44,828	173,112	4%
Interest Expense**	12,795	50,515	15,121	13,537	22,359	6,863	57,880	-69%
Interest Income	(8,057)	(31,408)	(23,005)	(22,786)	(55,120)	30,378	(70,533)	-155%
Foreign Exchange Loss	16,420	24,443	29,281	25,783	68,482	(63,261)	60,285	-192%
Others	2,510	5,050	1,876	2,134	2,226	2,170	8,406	-3%
Income Taxes	(2,067)	(2,295)	2,910	5,998	(2,921)	25,086	31,073	-959%
Minority Interests	4,271	10,320	1,834	3,976	2,555	10,940	19,305	328%
Net Income	4,324	39,184	13,940	17,071	7,728	51,944	90,683	572%
Earnings per thousand shares (R$)	0.013	0.117	0.042	0.051	0.023	0.154	0.269	572%
Earnings per ADS (R$)	0.258	2.341	0.833	1.014	0.459	3.087	5.389	572%

* *Some balances of the statement of income as of December 31, 2000 have been reclassified in order to allow comparability.*

** *Interest paid: 4Q00 - R$9,296 thousand; 1Q01 - R$5,437 thousand; 2Q01 - R$20,677 thousand; 3Q01 - R$8,455 thousand; and, 4Q01 - R$27,242 thousand.*

BALANCE SHEET – in accordance with BR GAAP

(in R$ 000)

	Q4-2001	Q3-2001		Q4-2001	Q3-2001
Current Assets			**Current Liabilities**		
Cash & cash equivalents	417,302	425,127	Loans & Financing	71,144	66,545
Accounts Receivable	107,931	107,837	Loan Interest	8,017	19,933
Taxes Receivable	41,342	62,803	Suppliers	36,886	44,383
Other Assets	29,741	31,143	Taxes Payable	26,885	41,231
	596,316	**626,910**	Dividends	8,293	7,104
			Other Current Liabilities	47,550	43,933
				198,775	**223,129**
Long-term Assets	**222,964**	**279,975**	**Loans & Financing**	**609,254**	**681,873**
Deferred Assets	**-**	**-**	**Other Long-term Liabilities**	**17,562**	**42,059**
Plant & Equipment	**830,262**	**803,072**	**Minority Interest**	**84,319**	**74,880**
			Shareholders' Equity	**739,632**	**688,016**
	1,649,542	1,709,957		1,649,542	1,709,957

NOTES TO THE HOLDING COMPANY AND CONSOLIDATED FINANCIAL STATEMENTS

Provision for Contingencies

Notification - TIW

On March 26, 2001, the Company received a Notification from the legal counsels of Telesystem International Wireless - TIW, an indirect shareholder of the Company, claiming reimbursement of certain payments contained in the notification. Considering the imminent legal claim, Management decided to record a provision for this contingency at the December 31, 2000 financial statements. During 2001, Management has analyzed the allegations of the Notification and consulted legal counsels whether TIW has the rights on such alleged credits as well as on the chances of TIW's success in a judicial demand. The consensus from several lawyers was that TIW had a very weak case and if TIW decided to take the claim to court, its chances of success were remote. Based upon these legal opinions, Management decided to reverse the provision, amounting to R$ 10.695 (R$ 7.166, net of tax effect) against the 2001 P&L.

GLOSSARY OF KEY INDICATORS

I) Average Customers

a) Average customers – monthly

$$\frac{\text{Sum of customers at the beginning and the end of the month}}{2}$$

b) Average customers – quarterly and year to date

$$\frac{\text{Sum of the average customers for each month of the period}}{\text{Number of months in the period}}$$

II) Churn Rate (Annualized)

a) Churn % quarterly

$$\frac{\text{Sum of deactivations / Sum of average monthly opening customers for the 3 months}}{3} \times 12$$

b) Churn % - year to date

$$\frac{\text{YTD deactivations / Sum of avg monthly opening customers since beginning of the year}}{\textit{Number of months in the period}} \times 12$$

III) MOU – Minutes of Use (Monthly)

$$\frac{\text{Number of total billable minutes for the period / Average customers for the period}}{\text{Number of months in the periods}}$$

IV) ARPU – Average Revenue per User

$$\frac{\text{Net service revenues for the period (excluding roaming-in revenues)}}{\text{Average customers for the period}}$$

V) Customer Acquisition Cost

(Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing), Commissions, Handsets subsidies, Advertising and promotions, FISTEL tax (activation tax), less Activation fee for the period)
/ Number of gross activations in the period

VI) Free Cash Flow

Free Cash Flow = (EBITDA – CAPEX – Taxes – Net Financial Expenses* – Minority Interests – Working Capital Variation)

** Considers interest paid.*

VII) Working Capital Variation

Working Capital Variation = (Δ Current Assets – Δ Cash & Cash Equivalents) – (Δ Current Liabilities – Δ Short Term Loans and Financing - Δ Loan Interest - Δ Dividends)

VIII) Interest Coverage Ratio

Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio

Current Liquidity Ratio = Current Assets / Current Liabilities